BB

[redacted]

08029133

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

SEC FILE NUMBER
8- 16871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Murphy & Durieu

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway 17th Floor
(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard T. Petri 212-618-0962
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/21/08

OATH OR AFFIRMATION

I, Richard J. Murphy swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Murphy & Durieu, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

General Partner

Title

Notary Public

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Partners of
Murphy & Durieu

We have audited the accompanying statement of financial condition of Murphy & Durieu (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Murphy & Durieu as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2008

McGladrey & Pullen, LLP is a member firm of RSM International –
an affiliation of separate and independent legal entities.
On October 3, 2007, certain partners of Goldstein Golub Kessler LLP
became partners of McGladrey & Pullen, LLP

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS	
Cash	$ 366,564
Cash Segregated Under Federal Regulations	10,000
Deposits with Clearing Organizations	181,353
Receivable from Brokers, Dealers and Clearing Organizations	4,170,947
Securities Owned, at market value	1,018,750
Intangible Asset	320,000
Secured Demand Notes Receivable Collateralized by Cash and Marketable Securities	1,660,000
Cash Surrender Value of Life Insurance	800,000
Furniture, Fixtures, Equipment and Leasehold Improvements, at cost (net of accumulated depreciation and amortization of $1,541,924)	342,255
Other Assets	510,459
Total Assets	$ 9,380,328
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities:	
Accrued employee compensation and benefits	$ 2,673,394
Payable to brokers, dealers and clearing organizations	25,114
Securities sold, not yet purchased, at market value	564,389
Accrued expenses and other liabilities	3,712,870
	6,975,767
Commitments and Contingencies	
Liabilities Subordinated to Claims of General Creditors	1,660,000
Partners' Capital	744,561
Total Liabilities and Partners' Capital	$ 9,380,328

The accompanying notes are an integral part of this statement of financial condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Murphy & Durieu (the "Partnership") is a limited partnership formed pursuant to the laws of the State of New York. The Partnership is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Partnership acts primarily as an interdealer broker of fixed income and preferred equity securities. The Partnership also conducts a retail brokerage business and clears certain customer transactions on a fully disclosed basis. Certain customer transactions are executed by the Partnership on the floor of the New York Stock Exchange, Inc.

The Partnership records transactions in securities commissions and floor brokerage revenue and related expenses on a trade-date basis.

The Partnership at times maintains deposit accounts with balances that exceed Federal Deposit Insurance Corporation limits. The Partnership has not experienced any losses with regard to such deposits.

Securities owned and securities sold, not yet purchased, which primarily consist of corporate high yield fixed income obligations, are carried at quoted market values or dealer quotes where those are available and considered reliable, with the resulting unrealized gains and losses recognized currently in income. Other factors may be considered where appropriate, such as market prices for similar financial instruments, coupon, yield, credit quality and other economic factors.

Securities borrowed are recorded at the amount of cash collateral advanced in connection with the transaction. The Partnership measures the market value of the securities borrowed against the collateral on a daily basis and additional cash is provided or refunded, as necessary, to ensure that such transactions are adequately collateralized.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

In September 2006, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, fair value measurements are disclosed by level within that hierarchy. The statement is effective for fiscal years beginning after

November 15, 2007. The Partnership is currently assessing the potential effect of SFAS No. 157 on its financial position.

In June 2006, FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also. In February 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2007. The Partnership will be required to adopt FIN 48 in its 2008 annual financial statements. Management is currently assessing the impact of FIN 48 on its financial position and has not determined if the adoption of FIN 48 will have a material effect on its statement of financial condition.

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS:

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2007 consist of the following:

	Receivable	Payable
Receivable/payable from/to brokers, dealers and clearing organizations	$3,963,606	
Securities borrowed	110,000	
Securities failed to deliver/receive	97,341	$25,114
	$4,170,947	$25,114

3. COMMITMENTS AND CONTINGENCIES:

The Partnership is committed under noncancelable operating leases for office space expiring between 2008 and 2010. The leases are subject to escalations based on increases in certain costs incurred by the lessor. The minimum future lease payments under the lease are as follows:

Year ending December 31,

2008	$125,554
2009	59,300
2010	50,650
	$235,504

At December 31, 2007, the Partnership has obtained a letter of credit amounting to $130,000.

In one matter currently in arbitration, the Partnership is seeking damages in excess of $3,000,000 from the respondent in connection with losses suffered from a failed brokered trade. The respondent has asserted a counterclaim against the Partnership seeking damages in excess of $200,000. Management believes that the Partnership will ultimately prevail in this matter and will recover the incurred losses reflected in the results of operations.

4. SECURED DEMAND NOTES AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS:

Subordinated liabilities at December 31, 2007 relate to secured demand note agreements with certain individuals and mature between April 1, 2008 and January 3, 2009. These notes bear interest at a rate of 5%-12% per annum. These agreements are automatically extended for one year unless written notice is given by the lender seven months prior to the maturity date. Accrued expenses and other liabilities includes $3,151,384 of cash collateral related to these secured demand notes.

At December 31, 2007, the Partnership's subordinated liabilities have been approved by the New York Stock Exchange, Inc. and, therefore, qualify as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Subordinated debt can be repaid only if, after giving effect to such repayment, the Partnership meets the Securities and Exchange Commission's capital regulations governing the withdrawal of subordinated debt.

5. INTANGIBLE ASSET:

During 2005, the Partnership entered into a noncompete agreement with a former employee at a cost of $600,000, which is being amortized over the five-year period of the contract.

6. INCOME TAXES:

The Partnership is not subject to federal and state income taxes. The Partnership is subject to New York City unincorporated business tax. At December 31, 2007, the Partnership had net operating loss carryforwards for income tax purpose of approximately $4,631,000, which are available to offset future New York City taxable income. The carryforwards resulted in a deferred tax asset of approximately $185,000 at December 31, 2007, for which the Partnership has provided a full valuation allowance due to the uncertainty about future realization of this tax benefit.

7. EMPLOYEE BENEFIT PLAN:

The Partnership has a 401(k) profit-sharing plan. The Partnership made no contributions for the year ended December 31, 2007.

8. RELATED PARTY TRANSACTIONS:

The Partnership and the General Partner have agreements whereby the Partnership rents equipment and office space from the General Partner.

9. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

Management estimates that the aggregate net fair value of financial instruments recognized in the statement of financial condition (including securities borrowed, receivables and payables) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

The Partnership has sold securities that it does not own and it will therefore be obligated to purchase such securities at a future date. The Partnership has recorded this obligation in the statement of financial condition at the December 31, 2007 market value of the securities. If the market value of such securities increases subsequent to December 31, 2007, the Partnership will incur a loss.

The Partnership may be exposed to off-balance-sheet risk in the event a customer or counterparty is unable to fulfill its contractual obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issue of the instrument.

The Partnership clears certain of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes there is no maximum amount assignable to this right. At December 31, 2007, the Partnership has recorded no liabilities with regard to the right.

In addition, the Partnership has the right to pursue collection or performance from the counterparties that do not perform under their contractual obligations. The Partnership monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

11. NET CAPITAL REQUIREMENTS:

As a registered broker-dealer and member of the New York Stock Exchange, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Partnership computes its net capital under the alternative method permitted by the rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of the rule 15c3-3 aggregate debit items, as defined. At December 31, 2007, the Partnership had net capital of $799,747 which was $549,747 in excess of its required net capital of $250,000.

Cash of $10,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Partner of
Murphy & Durieu

In planning and performing our audit of the financial statements and the supplemental schedules of Murphy & Durieu (the "Partnership") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness or aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3.

(2) Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the general partner, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 28, 2008

END